SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 24th June, 2022

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

BP p.l.c. Report on payments to governments Year ended 31 December 2021

Contents

Introduction	2
Basis of preparation	2
Payments overview	5
Payments by country	6
Other sources	28

Introduction

BP p.l.c. has prepared the following consolidated report ('Report') on payments to governments in accordance with the Reports on Payments to Governments Regulations 2014 (2014/3209), as amended by the Reports on Payments to Governments (Amendment) Regulations 2015 (2015/1928), (the 'Regulations'). The Report also addresses BP p.l.c.'s reporting obligations under DTR 4.3A of the Financial Conduct Authority Disclosure Guidance and Transparency Rules. The 'Basis of Preparation' section below contains information about the content of the Report, the types of payments included and the principles that have been applied in preparing the Report.

bp's socioeconomic contribution
bp makes a broader socioeconomic contribution to countries in which we operate in addition to the payments that are required to be reported under the Regulations. We also make payments to governments in connection with parts of our business other than extractive activities - for example in relation to the transportation, trading, manufacture and marketing of oil and gas. As well as government payments, bp contributes to the economies of the countries in which we operate by providing jobs for employees and contractors, purchasing materials from local suppliers and undertaking social investment activities. See the Other Resources section at the end of the report for more information on our socioeconomic contribution and our position on tax and financial transparency.

bp's position on revenue transparency
bp supports transparency in the flow of revenue from oil and gas activities to governments. This helps citizens hold public authorities to account for the way they use funds received through taxes and other agreements

Basis of preparation

Under the Regulations, the directors of BP p.l.c. are required to prepare a consolidated report on payments made to governments for each financial year in relation to relevant activities of both BP p.l.c. and any of its subsidiary undertakings included in the consolidated group accounts. The term 'bp' is used interchangeably within this report to indicate BP p.l.c. or any subsidiary undertaking within the scope of the Report.

Activities within the scope of the Report
Payments made to governments that relate to bp's activities involving the exploration, prospection, discovery, development, and extraction of minerals, oil, natural gas deposits or other materials ('extractive activities') are included in this Report.

Payments made to governments that relate to trading, export (pipelines), refining and processing, renewables projects and other activities that are not within the scope of extractive activities as defined by the Regulations are not included in this report.

Where a payment relates to activities that are reportable under the Regulations as well as to activities which are not reportable, bp reports the payment in its entirety if it is not possible to disaggregate it.

Government
Under the Regulations, a 'government' is defined as any national, regional or local authority of a country, and includes a department, agency or undertaking that is a subsidiary undertaking controlled by such an authority. In some countries, certain local indigenous organizations fall within this definition of government. Where this is the case, payments made to such organizations have been included in this Report. Where a state-owned enterprise undertakes activities outside of its home jurisdiction, then it is not considered to be a government.

Cash basis
Payments are reported on a cash basis, meaning that they are reported in the period in which they are paid, as opposed to being reported on an accruals basis (which would mean that they were reported in the period for which the liabilities arise). Refunds are also reported in the period they are received by bp and are shown as negative amounts in the Report. Where payments in kind are made to a government they are valued and footnotes are included to help explain the valuation method and any related volumes.

Reporting principles
The Regulations require payments to be reported where they are made to governments by BP p.l.c. and its subsidiary undertakings in respect of extractive activities. In preparing a report, the Regulations also require the disclosure of payments to reflect the substance of each payment and the relevant activity or project concerned. In light of these requirements, bp has assessed its reporting obligations to be as follows:
●     Where bp has made a payment to a government, such payment is reported in full, whether made in bp's sole capacity or in bp's capacity as the operator of a joint venture. Payments made to governments in connection with joint ventures are included in the Report if, and to the extent that, bp makes the relevant payment. Typically, such circumstances will arise where bp is the operator of the joint venture.
●     Payments made by an incorporated joint venture which is not a subsidiary of bp are not included within this Report.
●     In some instances, bp is a partner in unincorporated joint ventures where the role of operator is performed through a non-typical operatorship model, whereby multiple entities contribute to an unincorporated body which has the role of operator. In relation to such joint ventures, payments actually made by bp to the government are reported and payments for which bp has direct responsibility to the government, but which are paid on its behalf, are also reported.
●     bp's equity-accounted investments for the financial year ended 31 December 2021 such as Rosneft, Pan American Energy Group and Aker bp are not bp subsidiaries and therefore in accordance with the Regulations, payments made by such entities are not included in this Report.

Project definition
The Regulations require payments to be reported by project (as a sub category within a country). They define a 'project' as the operational activities which are governed by a single contract, licence, lease, concession or similar legal agreement, and form the basis for payment liabilities with a government. If these agreements are substantially interconnected, then they can be treated as a single project. Under the Regulations 'substantially interconnected' means forming a set of operationally and geographically integrated contracts, licences, leases or concessions or related agreements with substantially similar terms that are signed with a government, giving rise to payment liabilities. These agreements may themselves be governed by a single contract, joint venture, production-sharing agreement, or other overarching legal agreement. Factors used to determine whether contracts or licences are operationally and geographically integrated may include their common management framework, proximity and use of common infrastructure. The number of projects will depend on the contractual arrangements within a country and not necessarily on the scale of activities. Moreover, a project will only appear in this report where relevant payments occurred during the year in relation to that project.

The Regulations acknowledge that for some payments it may not be possible to attribute a payment to a single project and therefore such payments may be reported at the country level. Corporate income taxes, which are typically not levied at a project level, are an example of this.

Materiality threshold
The Regulations require that payments made as a single payment exceeding £86,000 or as part of a series of related payments within a financial year exceeding £86,000 be included in this Report.

Reporting currency
All payments have been reported in US dollars. Payments made in currencies other than US dollars are typically translated at the exchange rate at the date of payment.

Payment types
The Regulations define a "Payment" as an amount paid whether in money or in kind, for relevant activities where the payment is of any one of the types listed below:

Production entitlements
Under production-sharing agreements (PSAs) the production is shared between the host government and the other parties to the PSA. The host government typically receives its share or entitlement in kind rather than being paid in cash. In this Report such production entitlements volumes to the government are reported on a lifting basis, i.e. when the government takes possession of its share of production. A market value is applied, usually using the valuation method from the relevant PSA. For joint ventures in which bp is the operator, government production entitlements are reported in their entirety, in accordance with the notes above. Where the national oil company (NOC) is also a partner in the joint venture, their production entitlement is reported in addition to the government share of production. The NOC's entitlement as a partner will include both their share of production as investor's return as well as their entitlement for the reimbursement of their costs.

Taxes
The Report includes taxes levied on income, production or profits or withheld from dividends, royalties and interest received by bp. In addition, taxes paid on behalf of bp by the NOC out of production entitlements are reported. Taxes levied on consumption, personnel, sales, procurement (contractor's withholding taxes), environmental, property, customs and excise are not reportable under the Regulations.

Royalties
These may be paid in cash or in kind (valued in the same way as production entitlement).

Fees
In preparing this Report, bp has included licence fees, rental fees, entry fees and all other payments that are paid in consideration for new and existing licences and/or concessions. Fees paid to governments for administrative services are excluded.

Bonuses
Signature, discovery and production bonuses and other bonuses payable under licences or concession agreements are included in the Report.

Infrastructure improvements
Such payments include a road or a building provided by bp that forms part of the fundamental facilities and systems serving a community or area. These payments are included in the Report whether or not bp is contractually obliged to fund them, and are reported when the relevant assets are handed over to the government or the local community.

Dividends
These are dividends that are paid in lieu of production entitlements or royalties. Dividends paid by bp to a government as an ordinary shareholder are excluded. For the year ended 31 December 2021, there were no reportable dividend payments to a government.

Other considerations
The payments shown in this report are rounded to the nearest $0.1 million. Due to rounding, , some totals in the following tables may not agree exactly with the sum of their component parts. Amounts are shown to the nearest dollar in the data submitted and available on the UK Companies House website.

Payments overview

The table below shows the relevant payments to governments made by bp in the year ended 31 December 2021, by country and payment type.

Of the seven payment types required by the UK regulations, bp did not pay any relevant dividends and therefore the category is not shown.

$ million
	Production					Infrastructure
Country	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Algeria		115.2		0.1			115.4
Angola	1,212.7	292.6		6.4	0.2	1.3	1,513.2
Argentina		1.2					1.2
Australia		15.0	122.7				137.7
Azerbaijan	9,962.8	171.7		2.8	451.0		10,588.3
Brazil				61.0			61.0
Canada				3.0			3.0
Egypt		84.3		0.3	2.5		87.1
Gambia				30.9			30.9
India	2.9						2.9
Indonesia	401.1	187.7					588.8
Iraq		92.8		0.2		1.4	94.4
Mauritania				24.2		4.0	28.2
Mexico		3.5		2.7			6.1
Oman	1,446.0	235.0		0.5			1,681.5
Russia		90.4					90.4
São Tomé and Príncipe				1.3			1.3
Senegal				0.6			0.6
Trinidad and Tobago		265.1		1.8			266.9
United Arab Emirates		3,221.7		6.1			3,227.9
United Kingdom		119.4		7.8			127.3
United States		161.2	883.7	7.3	19.2		1,071.4
Total	13,025.4	5,056.8	1,006.5	157.1	473.0	6.6	19,725.5

Payments by country

Algeria

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Ministère des Finances - Direction
Générale des Impôts		(a)115.2					115.2
Sonatrach				0.1			0.1
Total		115.2		0.1			115.4

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
In Amenas		(b)82.2		0.1			82.3
In Salah		(c)33.0					33.0
Total		115.2		0.1			115.4

(a)	Includes $101.1 million of taxes settled by Sonatrach on bp's behalf out of entitlement, pursuant to the relevant agreements.
(b)	Includes $68.1 million of taxes settled by Sonatrach on bp's behalf out of production entitlement, pursuant to the relevant agreements.
(c)	Pursuant to the relevant agreements, Sonatrach paid these taxes on bp's behalf out of revenue entitlements.

Angola

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Adminstracao Geral Tributaria		4.1					4.1
Agencia Nacional				6.4	0.2		6.6
ANPG - Concessionaire	(a)320.5						320.5
Ministry of Finance		284.4					284.4
Ministry of Petroleum		4.2					4.2
Rise Angola						1.3	1.3
Sonangol P&P	(b)892.2						892.2
Total	1,212.7	292.6		6.4	0.2	1.3	1,513.2

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Block 15		49.1					49.1
Block 17		138.0					138.0
Block 18	(c)510.8	38.0				0.6	549.4
Block 25				6.4			6.4
Block 29					0.2		0.2
Block 31	(d)701.9	67.6				0.6	770.1
Total	1,212.7	292.6		6.4	0.2	1.3	1,513.2

(a)	Payments in kind for 4.5 million bbls of crude oil valued per the Production Sharing Agreement.
(b)	Payments in kind for 12.7 million bbls of crude oil valued per the Production Sharing Agreement.
(c)	Payments in kind for 7.1million bbls of crude oil valued per the Production Sharing Agreement.
(d)	Payments in kind for 10.1 million bbls of crude oil valued per the Production Sharing Agreement.

Argentina

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Administracion Federal de
Ingresos Publicos (AFIP)		1.2					1.2
Total		1.2					1.2

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Payments not attributable
to projects		1.2					1.2
Total		1.2					1.2

Australia

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Australian Taxation Office		15.0					15.0
Department of Mines, Industry
Regulation and Safety			122.7				122.7
Total		15.0	122.7				137.7

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
North West Shelf		35.9	122.7				158.6
Payments not attributable
to projects		(20.9)					(20.9)
Total		15.0	122.7				137.7

Azerbaijan

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Azerbaijan (ACG) Ltd. (SOCAR
subsidiary)	(a)1,217.4						1,217.4
Azerbaijan (Shah Deniz) Ltd.
(SOCAR subsidiary)	(b)572.1						572.1
Ministry of Taxes		171.7					171.1
SGC Upstream LLC	(c)381.6						381.6
State Oil Company of Azerbaijan
Republic (SOCAR)	(d)251.6						251.6
State Oil Fund of Azerbaijan
(SOFAZ)	(e)7,540.1			2.8	451.0		7,993.9
Total	9,962.8	171.7		2.8	451.0		10,588.3

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Azeri-Chirag-Deepwater
Gunashli - PSA	(f)8,043.8	171.7			450.0		8,665.5
Shafag-Asiman - PSA				2.1			2.1
Shah Deniz - PSA	(g)1,919.0				1.0		1,920.0
Shallow Water Absheron
Peninsula (SWAP) PSA				0.6			0.6
Total	9,962.8	171.7		2.8	451.0		10,588.3

(a)	Payments in kind for 18.3 million bbls of crude oil valued at netback value per the Production Sharing Agreement.
(b)	Includes payments in kind of $191.6 million for 2.9 million bbls of crude oil valued at netback value per the Production Sharing Agreement and the remaining production entitlement was paid in cash.
(c)	Includes payments in kind of $127.8 million for 1.9 million bbls of crude oil valued at netback value per the Production Sharing Agreement and the remaining production entitlement was paid in cash.
(d)	Payments in kind for 3.2 billion cubic meters of associated residue natural gas valued on the basis of gas prices realized in a similar Azerbaijani project.
(e)
Includes payments in kind of $6,895.1 million for 100.9 million bbls of crude oil valued at netback value per the Production Sharing Agreement and the remaining production entitlement was paid in cash.

(f)
Includes payments in kind of $7,792.3 million for 114.6 million bbls of crude oil valued at netback value per the Production Sharing Agreement and payments in kind of $251.6 million for 3.2 billion cubic meters of associated residue natural gas valued on the basis of gas prices realized in a similar Azerbaijani project.

(g)	Includes payments in kind of $639.8 million for 9.4 million bbls of crude oil valued at netback value per the Production Sharing Agreement and the remaining production entitlement was paid in cash.

Brazil

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Agencia Nacional do Petroleo, Gas
Natural e Biocombustíveis (ANP)				0.9			0.9
Petrobras				60.1			60.1
Total				61.0			61.0

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
BM-C-30				0.1			0.1
BM-C-35				0.3			0.3
CM-477				0.2			0.2
CM-755				0.3			0.3
CM-793				0.3			0.3
FOZ-127				6.7			6.7
FOZ-57				13.7			13.7
FOZ-59				28.9			28.9
FOZ-88				10.5			10.5
Total				61.0			61.0

Canada

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Canada Revenue Agency				1.6			1.6
Government of Alberta				0.3			0.3
Natural Resources Canada				1.1			1.1
Total				3.0			3.0

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Newfoundland Exploration				0.8			0.8
Nova Scotia Exploration				2.0			2.0
Terre De Grace				0.3			0.3
Total				3.0			3.0

Egypt

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Egyptian General Petroleum					2.5		2.5
Egyptian Natural Gas Holding
Company (EGAS)				0.3			0.3
Egyptian Tax Authority		84.3					84.3
Total		84.3		0.3	2.5		87.1

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Baltim		35.0					35.0
El Qaraa		19.9					19.9
North El Salum				0.2			0.2
North El Tabya Offshore				0.2			0.2
Ras El Bar		8.2					8.2
South Gharib					2.5		2.5
Temsah		9.5					9.5
Zohr		11.8					11.8
Total		84.3		0.3	2.5		87.1

Gambia

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Ministry of Petroleum and
Energy				30.9			30.9
Total				30.9			30.9

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
A1				30.9			30.9
Total				30.9			30.9

India

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Ministry of Petroleum and
Natural Gas	2.9						2.9
Total	2.9						2.9

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
KG D6 KG-DWN-98/3	2.9						2.9
Total	2.9						2.9
Indonesia

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Ministry of Finance	(a)401.1	187.7					588.8
Total	401.1	187.7					588.8

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Tangguh	(a)401.1	187.7					588.8
Total	401.1	187.7					588.8

(a)	Includes payments in kind of $52.1 million for 0.8 million bbls of condensates valued per the Production Sharing Agreement and the remaining production entitlement for LNG was paid in cash.

Iraq

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Basra Governorate						1.4	1.4
General Commission for Taxes		92.8					92.8
Ministry of Oil				0.2			0.2
Total		92.8		0.2		1.4	94.4

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Rumaila		92.8		0.2		1.4	94.4
Total		92.8		0.2		1.4	94.4

Mauritania

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Commission Environnementale				0.3			0.3
Ministry of Petroleum, Energy &
Mines				23.5		4.0	27.5
Société Mauritanienne des
Hydrocarbures				0.3			0.3
Total				24.2		4.0	28.2

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Block C12				0.3			0.3
Block C13				23.2			23.2
Block C8				0.7			0.7
Payments not attributable
to projects						4.0	4.0
Total				24.2		4.0	28.2
Mexico

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Fondo Mexicano del Petroleo				2.7			2.7
Sistema de Administracion
Tributaria		3.5					3.5
Total		3.5		2.7			6.1

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Cuencas del Sureste 34 R3		0.8		0.6			1.4
Cuenca Salina 1 R1		2.6		2.0			4.6
Total		3.5		2.7			6.1

Oman

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Makarim Gas Development (MGD)	(a)719.7						719.7
Ministry of Enrage and
Minerals (MEM)	(b)726.3			0.5			726.8
Ministry of Finance		235.0					235.0
Total	1,446.0	235.0		0.5			1,681.5

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Khazzan	(a)(b)1,446,0	235.0		0.5			1,681.5
Total	1,446.0	235.0		0.5			1,681.5

(a)
Comprises payments in kind of $312.8 million for 4.9 million bbls of condensates valued at market prices; $406.3 million for 121.6 million mmBtu of gas valued per the Gas Sales Agreement and $0.6 million was paid in cash.

(b)
Comprises payments in kind of $394.4 million for 5.7 million bbls of condensates valued at market prices; $331.2 million for 99.4 million mmBtu of gas valued per the Gas Sales Agreement and $0.8 million was paid in cash.

Russia

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Ministry of Finance		90.4					90.4
Total		90.4					90.4

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Investment in Rosneft		72.5					72.5
Investment in TYNGD (Taas)		17.6					17.6
Payments not attributable
to projects		0.3					0.3
Total		90.4					90.4
São Tomé and Príncipe

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Agência Nacional do Petróleo				1.3			1.3
Total				1.3			1.3

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Block 10				0.6			0.6
Block 13				0.6			0.6
Total				1.3			1.3

Senegal

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Société des pétroles du Sénégal				0.6			0.6
Total				0.6			0.6

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Block Cayar Profond				0.3			0.3
Block St Louis Profond				0.3			0.3
Total				0.6			0.6

Trinidad and Tobago

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Board of Inland Revenue		66.4					66.4
Ministry of Energy and
Energy Industries		198.7		1.8			200.5
Total		265.1		1.8			266.9

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Block 5B				1.7			1.7
BPTT Blocks		265.1		0.1			265.2
Total		265.1		1.8			266.9

United Arab Emirates (UAE)

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Abu Dhabi Company for
Onshore Petroleum
Operations Limited				2.4			2.4
Abu Dhabi National Oil Company
Company				3.8			3.8
Department of Finance
Abu Dhabi		3,221.7					3,221.7
Total		3,221,7		6.1			3,227.9

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
ADNOC Onshore Concession		3,221.7		6.1			3,227.9
Total		3,221,7		6.1			3,227.9

United Kingdom (UK)

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Crown Estate				0.3			0.3
HM Revenue and Customs		(a)(b)119.4					119.4
Oil and Gas Authority				7.5			7.5
Total		119.4		7.8			127.3

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Andrew				0.4			0.4
Clair				0.6			0.6
Decommissioning		(a)(46.4)					(46.4)
ETAP				0.5			0.5
Exploration				1.4			1.4
Foinaven				3.6			3.6
Murlach				0.2			0.2
Non-Operated		(a)(12.0)		0.8			(11.2)
Payments not attributable
to projects		(a)(b) 177.9					177.9
Pipelines				0.3			0.3
Total		119.4		7.8			127.3

(a)	Net refunds result from the carry back of tax losses, resulting in a refund of taxes paid in prior years.
(b)	Settlement of tax which include interest over/under payments

United States (US)

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
California State Controller's
Office			(a)0.3				0.3
Office of Natural Resources
Revenue - BIA			5.9				5.9
Office of Natural Resources
Revenue			777.0	6.6	19.2		802.9
State of Alaska		(5.9)	23.4				17.5
State of Louisiana		35.4	(a)4.6				39.9
State of New Mexico		0.4					0.4
State of Texas		131.3	(a)72.5	0.7			204.6
Total		161.2	883.7	7.3	19.2		1,071.4

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Alaska		(5.9)	23.4				17.5
California			0.3				0.3
Gulf of Mexico - Central			745.7	5.8	19.2		770.7
Gulf of Mexico - Western			31.4	0.8			32.1
Louisiana		35.4	4.6				39.9
New Mexico		0.4					0.4
Texas		131.3	72.5	0.7			204.6
Payments not attributable
to projects			5.9				5.9
Total		161.2	883.7	7.3	19.2		1,071.4

(a)	Payments to states where BP has no extractive activities relate to Escheatment of Royalties.

Other resources

bp payments to governments 2021

Detailed data filed with UK Registrar
extractives.companieshouse.gov.uk

bp annual and sustainability reporting

bp Sustainability Report
bp.com/sustainability

bp Annual Report and Form 20-F
bp.com/annualreport

Our positions on tax and transparency
bp.com/tax

bp economic impact reports

bp US Economic Impact Report
bp.com/economicimpact-us

bp's Impact on the UK Economy
bp.com/economicimpact-uk

Contacts

	London	Houston
Press Office	David Nicholas +44 (0)20 7496 4708	Brett Clanton +1 281 366 8346

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 24th June 2022
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews Company Secretary